Stem Holdings, Inc.

2201 NW Corporate Blvd.

Suite 205

Boca Raton, FL 33431

March 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ada D. Sarmento

Re:	Stem Holdings, Inc.
Fourth Amendment to Registration Statement on Form S-1
Filed March 1, 2021
File No. 333-251897

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated March 9, 2021 addressed to Mr. Adam Berk, the Company’s Chief Executive Officer, with respect to the Company’s filing of the document indicated above.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response.

Amendment No. 4 to Registration Statement on Form S-1

General

1.	We note your response to our prior comment 1 and disagree with your analysis. See Securities Offering Reform Adopting Release (SEC Release No. 33-8591) (Aug. 3, 2005) (noting “[c]ourts have held consistently that the date of a sale is the date of contractual commitment, not the date a confirmation is sent or received or payment is made”). Because it appears that you have already offered and sold the units to investors, the registration statement should cover resales by the purchasers and not issuances to the purchasers. See also Securities Act Sections’ Compliance and Disclosure Interpretations No. 134.03.

COMPANY RESPONSE

The Company has amended its disclosure to re-cast shares which were previously referenced as IPO shares as Selling Shareholder Shares. We have made certain other comforming changes consistent with this characterization.

We have amended our disclosure in Amendment No. 1 to incorporate these details.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Stem Holdings, Inc.

By:	/s/ Adam Berk
Adam Berk
Chief Executive Officer

cc:	Robert L. B. Diener, Esq.